Exhibit 5.1

2049 Century Park East, Suite 2900, Los Angeles, California 90067 ● 310.556.1801

December 28, 2021

Board of Directors

NuZee, Inc.

1401 Capital Avenue, Suite B

Plano, Texas 75074

Ladies and Gentlemen:

We are acting as counsel to NuZee, Inc., a Nevada corporation (the “Company”), in connection with the proposed public offering of up to an aggregate of $20,000,000 of shares of the Company’s common stock, par value $0.00001 per share (the “Shares”), all of which Shares are to be offered and sold by the Company from time to time in accordance with the terms of the Equity Distribution Agreement, dated December 28, 2021 (the “Agreement”), between the Company and Maxim Group LLC, as sales agent. The Shares are being offered pursuant to a prospectus supplement dated December 28, 2021 and the accompanying base prospectus dated October 2, 2020 (such documents, collectively, the “Prospectus”) that form part of the Company’s effective registration statement on Form S-3 (File No. 333-248531) (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinion hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including electronic copies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on Chapter 78 of the Nevada Revised Statutes, as amended (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) authorization by the Company’s Board of Directors or a duly authorized pricing committee thereof, within the limitations established by resolutions duly adopted by the Board of Directors, of the terms pursuant to which the Shares may be sold pursuant to the Agreement, (ii) issuance of the Shares pursuant to placement instructions under the Agreement, consistent with the terms authorized in the above-mentioned resolutions of the Board of Directors or a duly authorized pricing committee thereof, and (iii) receipt by the Company of the proceeds for the Shares sold pursuant to such terms and such placement instructions, the Shares will be validly issued, fully paid, and non-assessable.

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K relating to the offer and sale of the Shares, which Form 8-K will be incorporated by reference into the Registration Statement and Prospectus, and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to Polsinelli PC under the caption “Legal Matters” in the Prospectus. In giving such consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Polsinelli PC
Polsinelli PC